                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           CommerceFirst Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 Par Value per share
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                         (Title of Class of Securities)

                                    200845105
                                 (CUSIP Number)

                                TR Partners, LLC
                         One Northfield Plaza, Suite 300
                             Northfield, IL 60093
                        847-441-2601, Attn: Mike Rosinus
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No.  200845105       -
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---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           TR Partners, LLC (formerly T/R Partners)
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (See Instructions)
           AF, WC
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            71,703
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            71,703
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                71,703
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [_]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.93%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                OO
---------- ---------------------------------------------------------------------

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CUSIP No.  200845105       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Mike Rosinus
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           AF, WC, PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            5,000
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            71,703
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            5,000
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            71,703
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                76,703
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.21%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN
---------- ---------------------------------------------------------------------

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CUSIP No.  200845105       -
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This statement constitutes Amendment No. 1 to the Schedule 13D filed on June 3,
2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.  Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed by TR Partners, LLC
(formerly T/R Partners), an Illinois limited liability company and Mike Rosinus, a United States citizen (collectively the "Reporting Persons"), whose business addresses are located at TR Partners, LLC, One Northfield Plaza, Suite 300,
Northfield, IL 60093.

Item 4.  Purpose of the Transaction

The Reporting Persons have ceased to be beneficial owners of 5% of the common stock, par value $.01 per share (the "Shares") of CommerceFirst Bancorp, Inc.
(the "Issuer").

Item 5.  Interest in Securities of the Issuer

As of the date hereof, TR Partners, LLC (formerly T/R Partners) may be deemed to be the beneficial owner of 71,703 Shares, constituting 3.93% of the 1,820,548
Shares outstanding as of October 25, 2007, according to the Issuer's most recently filed Form 10-QSB. Mike Rosinus continues to hold 5,000 shares personally, which together with the Shares beneficially owned by TR Parners, LLC constitutes 4.21% of the Shares.

     TR Partners, LLC and Mr. Rosinus specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their respective pecuniary interest therein.

     On March 3, 2008, TR Partners, LLC sold 30,000 Shares on behalf of clients at a price of $10.30 for a total value of $309,000. The sale was effected in a broker transaction. As of March 3, 2008, the Reporting Persons ceased to be beneficial owners of 5% of the Shares of the Issuer.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  March 5, 2008

                                             /s/ Mike Rosinus
                                      ---------------------------------------
                                      Name:  Mike Rosinus

                                      TR Partners, LLC

                                      By:    /s/ Mike Rosinus
                                         ---------------------------------------
                                      Name:  Mike Rosinus
                                      Title:  Managing Member